Exhibit 23.3

William Gleeson

General Counsel

Applied Minerals, Inc.

110 Greene Street

New York, New York 10012

February 17, 2015

Board of Directors

Applied Minerals, Inc.

110 Greene Street

New York, New York 10012

Gentlemen:

The opinion relates to securities being registered under the registration statement on Form S-1 filed on February 17, 2015 for the resale of up to 21,574,441 shares (“Initial Shares”) of Common Stock of Applied Minerals, Inc. (the “Company”) that were issuable as of the issue date on conversion of the 10% PIK-Election Convertible Notes due 2018 (“Series A Notes”) plus up to 19,356,652 additional shares that may be issuable on conversion of the Series A Notes (“Additional Shares” and with the Initial Shares, collectively, the “Shares”). The maximum amount of Additional Shares would be issued if (i) the Company elects to pay interest on the Series A Notes by means of payment-in-kind additions to the principal amount of the Series A Notes until the maturity date of the Series A Notes, which could be extended until 2023 under certain circumstances pursuant to the terms of the Series A Notes (such additions to the principal amount being “Additional Principal”), and (ii) there is a reduction in the conversion price by $.10 (which could happen under a provision of the Series A Notes other than the Antidilution Provisions as defined below) (“Conversion Price Reduction”) .

Under Rule 416 under the Securities Act of 1933, the amount of Common Stock being registered includes Common Stock on conversion that may be issued under the terms of the Series A Notes to prevent dilution resulting from stock splits, stock dividends, or similar transactions (“Antidilution Provisions”). However, such Common Stock is not included in the number of Shares listed in the preceding paragraph. The Conversion Price Reduction is not deemed to be an Antidilution Provision and the Shares that may be issuable as a result of the Conversion Price Reduction are included in their Additional Shares

I have reviewed, among other things, (i) the Certificate of Incorporation and the Bylaws of the Company, as in effect as of the date of the issuance of the Series A Notes and as of the date of this opinion, (ii) the Series A Notes and the related Investment Agreements, Registration Rights Agreements, and Warrant Cancellation Agreement and (iii) the records of the corporate proceedings and other actions taken by the Company in connection with the authorization, issuance and sale of the Series A Notes and the authorization, execution and delivery of the Investment Agreements, Registration Rights Agreements, and the Warrant Cancellation Agreement.

I have also reviewed Securities Act Release 33-4806 and the comment letter to BIO-Key International, August 8, 2013, File No. 333-190200, the comment letter to Peoplestring, July 13, 2011, File No. 333-174949, and the comment letter to Shoe Pavilion, January 5, 2006, File No. 333-129210 (the comment letters collectively, the “Comment Letters”).

As to certain facts material to my opinion, I have relied on factual information in certificates from government officials or officers of the Company.  I have not independently verified such information.

In rendering these opinions, I have made assumptions customary in opinions of this type.

With regard to opinion 1 below, I am opining herein as to the internal laws of the State of New York. With respect to Opinion 2 and the second independent clause in opinion 3, I am opining herein as to the Delaware General Corporation Law (“DGCL”), including the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the DGCL and the Delaware Constitution.

Based upon and subject to the foregoing, it is my opinion that:

1.  The Series A Notes constitute, and the Additional Principal, when, as and if added to the principal of the Series A Notes will constitute, the legally valid and binding obligations of the Company.

2.  The Shares of Common Stock issuable on conversion of the Series A Notes (including the Additional Principal) in accordance the terms of the Series A Notes, will, when issued, be validly issued, fully paid and non-assessable.

3. The Antidilution Provisions of the Series A Notes are “standard antidilution provisions,” as that term is used in the Comment Letters, for purposes of Rule 416 and the Shares issuable under such provisions will, in accordance with such provisions, when issued be validly issued, fully paid and non-assessable

The opinion rendered in paragraph (1) above, relating to the enforceability of the Series A Notes is subject to the following exceptions, limitations and qualifications: (a) the effect of bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors; (b) the effect of general principles of equity, whether enforcement is considered in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief), concepts of materiality, reasonableness, good faith and fair dealing, and the discretion of the court before which any proceeding therefor may be brought; (c) the invalidity under certain circumstances under law or court decisions of provisions providing for the indemnification of or contribution to a party with respect to a liability where such indemnification or contribution is contrary to public policy; (d) the validity or enforceability of provisions to the effect that rights or remedies are not exclusive, that every right or remedy is cumulative and may be exercised in addition to, or in conjunction with, any other right or remedy, or that the election of some particular remedy or remedies does not preclude recourse to one or another remedy, and (e) we express no opinion as to (i) any provision for default interest or other economic remedies to the extent such provisions are deemed to constitute a penalty; (ii) consents to, or restrictions upon, governing law, jurisdiction, venue, remedies, or judicial relief, and (iii)  the severability, if invalid, of provisions to the foregoing effect.

I hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the reference to me under the heading “Legal Matters” in the prospectus forming a part thereof. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ William Gleeson